

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3628

March 28, 2016

Via E-mail
David Power
Vice President, Market Strategy and Execution
Corporate Treasury
RBC Covered Bond Guarantor Limited Partnership
Royal Bank of Canada
155 Wellington Street West
14th Floor
Toronto, Ontario
Canada M5V 3K7

>   **Re: RBC Covered Bond Guarantor Limited Partnership**
>   **Form 10-K for Fiscal Year Ended October 31, 2015**
>   **Filed January 28, 2016**
>   **File No. 333-181552-01**

Dear Mr. Power:

　　　We have reviewed your filing and have the following comment. Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to the comment, we may have additional comments.

Item 1122 of Regulation AB. Compliance with Applicable Servicing Criteria, page 4

1. We note that RBC is filing one report on its assessment of compliance with applicable servicing criteria for the Covered Bonds as one party to the servicing function, but in two capacities – as Servicer and Cash Manager. We note, however, in your discussion of Item 1122 of Regulation AB in the body of the Form 10-K you have identified the Servicer and Cash Manager as separate servicing parties and indicated that each has provided a servicing assessment report and attestation report, which have been filed as exhibits. In a supplemental response dated May 14, 2013, you confirmed that you will revise the discussion of parties participating in the servicing function in future filings to conform to the information provided in the servicing criteria assessment of compliance. Please confirm in future filings the discussion in the body of the Form 10-K will conform to the information provided in the servicing assessment report and related attestation report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Hughes Bates, Special Counsel, at (202) 551-3731or me at 202-551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Erin Dion, Royal Bank of Cananda
       Jerry Marlatt, Morrison & Foerster LLP